Emeco

Earthmoving equipment solutions

RECEIVED

2009 NOV 19 P 12:46

10 November 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

09047328

SUPPL

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 10 November 2009 –Appointment of new Managing Director and CEO*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecogroup.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services
Encl

dlw 11/19

RENTAL | SALES | PARTS | ASSET MANAGEMENT

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	10-Nov-2009
Time	12:26:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Emeco appoints new Chief Executive Officer

RECEIVED
2009 NOV 19 P 12:05

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Exemption File No. 82-35011

Emeco

Earthmoving equipment solutions

RECEIVED
2009 NOV 19 P 12:15

Market release
10 November 2009

Keith Gordon appointed as Emeco's new Managing Director and CEO

The Chairman of Emeco Holdings Limited, Mr Alec Brennan, announced today that the Board has appointed Mr Keith Gordon as the Managing Director and Chief Executive Officer of Emeco Holdings Limited, with effect from 1 December 2009.

Mr Brennan said Mr Gordon would replace Mr Laurie Freedman, who announced in June this year that he would be retiring after 10 years as the head of Emeco upon a replacement being appointed.

Mr Brennan said Mr Gordon has had an extremely impressive career in the industrials sector with significant senior leadership experience. Mr Gordon has a strong track record of achieving value creating growth through innovation and disciplined strategies.

Mr Gordon brings with him over 10 years of senior leadership experience at Wesfarmers Limited where he has most recently been Director, Industrial Divisions taking responsibility for the group's resources; chemicals and fertiliser; industrial and safety; and energy businesses. Prior to this role, Mr Gordon led the successful integration of the Coles business into Wesfarmers. During his time at Wesfarmers, he has also been Managing Director of CSBP.

"After a comprehensive search, the Board is delighted to appoint Keith to the position of CEO. We feel his leadership, corporate and industry experience are ideally suited to take Emeco into its next phase of development," Mr Brennan said.

"Emeco has emerged from the recent global financial crisis in sound financial shape and with a strong market position. With the addition of Keith's strategic capabilities and experienced leadership, the Company is very well-positioned to benefit from the anticipated recovery in Emeco's end markets."

"In his new role, Keith will be supported by a well established and credentialed senior management team. In addition, Laurie will offer Keith any initial support he requires to ensure a seamless transition."

Emeco Holdings Limited | ACN 112 188 815
location Ground Floor, 10 Ord Street, West Perth WA 6005, Australia | postal address PO Box 1173, West Perth WA 6872, Australia
phone +61 (0) 8 9420 0222 | fax +61 (0) 8 9321 1366 | email corporate@emecogroup.com | web www.emecogroup.com

"On behalf of the Board, I want to take this opportunity to once again thank Laurie for his outstanding contribution to Emeco over the past decade and for his extraordinary commitment to the Group, its employees and shareholders", Mr Brennan commented.

Mr Gordon said he was delighted to have been appointed to the position of Managing Director and Chief Executive Officer of Emeco. "I am excited about the prospect of leading Emeco. While the macroeconomic environment remains somewhat challenging, Emeco is an outstanding business with the people, product and financial strength to create value into the future", he said.

"I look forward to working with the Board and the Emeco team to build a quality business which will generate strong returns for Emeco's shareholders."

A summary of the key items of Mr Gordon's employment agreement with Emeco is attached and further biographical details are set out below.

Keith Gordon – Biographical Details

Keith Gordon holds a Bachelor of Agricultural Science with Honours and a Master of Business Administration from the University of Western Australia.

He joined the rural services business division of Wesfarmers in 1999 and was General Manager (Merchandise) of Wesfarmers Landmark until 2003.

Keith was a General Manager in Wesfarmers Business Development before becoming the Managing Director of CSBP from August 2004 until September 2007. He was appointed Business Integration Director in November 2007 to oversee the integration of the Wesfarmers and Coles Group businesses.

In July 2008 Keith was appointed to the new position of Director, Industrial Divisions, responsible to the Managing Director of Wesfarmers for the Resources, Industrial and Safety, Chemicals and Fertilisers, and Energy division, which contributed revenue of $5.4b and EBIT of $1.15b to the Wesfarmers group in 2009.

Further enquiries can be directed to:

Alec Brennan
Chairman
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer and has a global fleet approaching 2,000 machines including equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

Attachment A

Summary of key terms and conditions of employment for Mr Keith Gordon

Employment term: Mr Gordon's employment is for an indefinite duration, commencing on 1 December 2009. The employment may be terminated by the giving of 6 months notice on either side. The employer may terminate Mr Gordon's employment with a lesser period of notice on payment in lieu of notice not given.

Remuneration: Mr Gordon's annual remuneration will comprise the following elements:

1. Fixed annual remuneration of $850,000, inclusive of superannuation contributions, which will be reviewed by the Remuneration and Nomination Committee on an annual basis to take account of market and cost of living movements.

2. Grant of a short term incentive (**STI**) award of up to 100% of the value of fixed remuneration, depending on the achievement of targets to be agreed.
   In the current financial year the Executive's entitlement to an STI award will be pro rated to reflect the proportion of the year in which the Executive is employed by Emeco.

   It is envisaged the STI targets will be comprised of approximately 60% financial performance targets, and 40% specific strategic and personal targets.

3. Grant of a long term incentive (**LTI**) award in this current financial year in the form of performance shares up to $500,000, the vesting conditions for which will be in accordance with the terms of the Emeco LTI plan currently in place for the senior management team. The value of LTI grants in subsequent financial years will be determined by the Remuneration and Nomination Committee.

   The value of the performance shares or performance rights granted to Mr Gordon will be determined by discounting the market price of Emeco shares at the LTI grant date to reflect their fair value, taking into account the vesting conditions that apply under Emeco's LTI plan.

Change of Control: If there is a change of control event in respect of Emeco Holdings Ltd, Mr Gordon's LTI awards will automatically vest.

For a period of two years following a change of control event in respect of Emeco Holdings Ltd, Mr Gordon will be entitled to 12 months notice of termination. At the expiry of the two year period, the notice period will be reduced to 6 months.

If, within two years of a change of control event in respect of Emeco Holdings Ltd, Emeco materially and substantially changes Mr Gordon's duties beyond the duties ordinarily performed by a Chief Executive Officer (other than with the Executive's agreement) he may serve written notice on the Emeco Board describing the conduct and indicating that he considers the conduct to be a serious breach of the Contract and that he elects to bring his employment to an end. If Emeco has repudiated the Contract and his employment is thereby brought to an end, following service of the above notice on the Emeco Board, Mr Gordon will be entitled to receive a payment equivalent to 12 month's base salary in lieu of notice.